SHUTTLE PHARMACEUTICALS, INC.

1 RESEARCH COURT, SUITE 450

ROCKVILLE, MD 20850

May 3, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4546

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Mary Beth Breslin

Mr. Jeffrey Gabor

Ms. Keira Nakada

Ms. Mary Mast

Re:	Shuttle Pharmaceuticals, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed April 7, 2017

File No. 333-215027

Ladies and Gentleman:

In response to the Staff’s letter of April 25, 2017 (the “Comment Letter”), the April 27, 2017 telephone conference among members of the Staff, representatives of Shuttle Pharmaceuticals, Inc. (the “Company”) and a representative of Paritz & Co., the Company’s independent registered public accounting firm and the Company’s letter to the Staff of April 27, 2017, setting forth the Company’s proposed responses to the Staff’s comments set forth in the Comment Letter (the “Preliminary Response Letter”), the Company hereby files Amendment No. 3 to the Registration Statement on Form S-1 incorporating such responses.

The following sets forth the Company’s response to the comments set forth in the Comment Letter. For your convenience, the response to each comment follows the comment itself.

Financial Statements for the Fiscal Year Ended December 31, 2016

Notes to Financial Statements

Note 3 Summary of Significant Accounting Policies

Research and Development Expenses, page F-8

Comment:

1.	In response to prior comment 7, you appear to be saying that you recognize the cost reduction when costs of the contract incurred matches the reimbursements. Please clarify in the filing your accounting policy and what is meant by “all attaching conditions will be complied with.”

Response:

The Company has revised the disclosure set forth in Footnote 3 to read as represented to the Staff in the Preliminary Response Letter.

Securities and Exchange Commission

Division of Corporation Finance

May 3, 2017

Financial Statements for the Quarterly Period Ended September 30, 2016

Balance Sheets, page F-12

Comment:

2.	Your response to prior comment 9 does not explain why you believe that the aggregation of equity contribution with accumulated deficit at December 31, 2015 is appropriate upon the reorganization to a corporation. Please tell us why you believe this presentation is appropriate for your scenario.

Response:

The Company has revised the balance sheet and statement of changes in equity (deficit) presentation in the form represented to the Staff in the Preliminary Response Letter.

As the Company would like to have the Registration Statement declared effective on or about May 10, 2017, we would appreciate being advised by the Staff as soon as practicable as to whether the Staff has any further comments with respect to the Registration Statement. If that is the case, we will submit a formal acceleration request by EDGAR, giving due consideration to the Staff’s timing needs.

If you have any further questions or comments, kindly contact the undersigned at (240) 403-4212 or our counsel, Dale S. Bergman, Esq. of Gutiérrez Bergman Boulris, PLLC at (786) 888-1744.

Very truly yours,

SHUTTLE PHARMACEUTICALS, INC.

By:	/s/ Anatoly Dritschilo
Anatoly Dritschilo, M. D.
Chief Executive Officer